UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI Inc.

File No. 1-33812 - CF#34736

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MSCI Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2017.

Based on representations by MSCI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.127	through January 28, 2021
Exhibit 10.129	through January 28, 2021
Exhibit 10.130	through January 28, 2021
Exhibit 10.131	through January 28, 2021
Exhibit 10.140	through January 28, 2021
Exhibit 10.142	through January 28, 2021
Exhibit 10.143	through January 28, 2021
Exhibit 10.144	through January 28, 2021
Exhibit 10.146	through January 28, 2021
Exhibit 10.148	through January 28, 2021
Exhibit 10.150	through January 28, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary